

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 15, 2006

Via U.S. Mail and Fax (215-225-2510)
Mr. David S. Marberger
Chief Financial Officer
Tasty Baking Company
2801 Hunting Park Avenue
Philadelphia, PA 19129

> **Re: Tasty Baking Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 1-05084**

Dear Mr. Marberger:

    We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Critical Accounting Estimates
Customer Discounts and Allowances, page 12

1. We note your discounts and allowances were 38% of your gross sales for the fiscal year ended December 31, 2005. Tell us and revise your disclosure to more fully explain why your discounts and allowances are a significant percentage of your sales. Also, tell us and disclose why customers are taking deductions when they make payments, why you reserve for those deductions at the time they are taken by the customer, and if you are aware of these potential deductions at the time of shipment to the customer.

2. Clarify your disclosure regarding the $9 million discount and allowance activity for one month. It is not clear if you are referring to an average month of activity or if this is related to a specific month.

Results of Operations
Cost of Sales, page 16

3. Tell us why you discuss cost of sales as a percentage of gross sales while you discuss gross margin as a percentage of net sales. The discussion appears inconsistent. Please clarify.

Form 10-Q for the quarterly period ended September 30, 2006

Note 1. Summary of Significant Accounting Policies
Grants, page 8

4. Tell us and disclose in greater detail how you account for the grants, citing the appropriate accounting literature. Further, tell us what you mean by outstanding, unearned applicant grants.

Note 4. Property, Plant and Equipment, page 11

5. Tell us how you accounted for the $1.6 million option and cite the appropriate accounting literature you used. We note the option is non-refundable <u>unless</u> the company cannot or does not convey good, marketable and insurable fee simple title of the Property to Keystone.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or April Sifford, Branch Chief Accountant at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

April Sifford
Branch Chief Accountant